DLA Piper LLP (US)
1000 Louisiana Street, Suite 2800
Houston, Texas 77002-5005
www.dlapiper.com

Frank Wu
frank.wu@dlapiper.com
T 713.425.8446
F 713.300.6046

June 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Russell Mancuso

Tom Jones

Praveen Kartholy

Gary Todd

Re:                             Amendment No. 2 to Draft Registration Statement on Form S-1 for Applied Optoelectronics, Inc.

Ladies and Gentlemen:

We are submitting this letter on behalf of Applied Optoelectronics, Inc. (the “Company”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as a courtesy to the Staff in connection with the Company’s draft Registration Statement initially confidentially submitted pursuant to the JOBS Act on April 4, 2013 (the “Registration Statement”).  The Company is concurrently submitting on a confidential basis Amendment No. 2 to the Registration Statement (“Amendment No. 2”), marked in accordance with Rule 310 of Regulation S-T.  For the convenience of the Staff, we are providing by courier delivery to the Staff a copy of this letter and four marked copies of Amendment No. 2 (against Amendment No. 1 to the Registration Statement confidentially submitted on May 22, 2013).

If you should have any questions regarding the above or the Registration Statement, please do not hesitate to call the undersigned at (713) 425-8446.

Very truly yours,

DLA Piper LLP (US)

/s/ Frank Wu

Frank Wu
Partner

cc:                                Chi-Hsiang (Thompson) Lin (Applied Optoelectronics, Inc.)

James L. Dunn, Jr. (Applied Optoelectronics, Inc.)

Philip Russell (DLA Piper LLP (US))

J. Robert Suffoletta (Wilson Sonsini Goodrich & Rosati, Professional Corporation)